

02003456

NITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
WASH, D.C.
365
SECTION

SEC FILE NUMBER
8-39669

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mark Ross & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Park Avenue, 18th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradley C. Baker (212)355-5566
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Exemption claimed pursuant to SEC Rule 17a-5(e)(1)(i)
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Bradley C. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mark Ross & Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President and Director

Title

Notary Public

LISA FILLORAMO
Notary Public, State of New York
No. 02FI6006862
Qualified in Nassau County
Commission Expires May 11, 2002

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARK ROSS & CO., INC.

400 PARK AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE (212) 355-5566
FACSIMILE (212) 753-2726

mrsc@markross.com (business)
bakeb@markross.com (personal)

www.markross.com

Bradley C. Baker
Managing Director

February 27, 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Re: Statement of Facts and Circumstances
Mark Ross & Co., Inc.
SEC File Number 8-39669

Dear Sir/Madam:

Pursuant to Securities and Exchange Act Rule 17a-5(e)(1)(i) and the reporting requirements of Rule 17a-5(e)(2), Mark Ross & Co., Inc. hereby submits two (2) copies of its annual financial statements pursuant to Rule 17a-5(d) unaudited by an independent accountant and offers the following statement of facts and circumstances as the basis for the continued exemption.

Mark Ross & Co., Inc. is a limited service broker-dealer whose registration with the Securities and Exchange Commission is limited to the sale of variable contracts and investment company shares. Pursuant to its membership Restriction Agreement with the National Association of Securities Dealers, Inc., sales of the above referenced securities are effected on an application way basis only. The broker-dealer does not hold any customer funds or securities nor does it effect the purchase of any securities through its own account. The business of the broker-dealer is limited to acting as broker for issuers in soliciting subscriptions for securities of such issuer and has promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith. The firm has not held funds or securities for or owed money or securities to customers.

Pursuant to Exchange Act Rule 17a-5(e)(2), the undersigned, a registered principal and duly authorized officer of the corporation, hereby affirms that, to his best knowledge and belief, (i) the financial statements and schedules are true and correct; and (ii) neither the broker or dealer, nor any officer or director, has any proprietary interest in any amount classified solely as that of a customer.

On July 9, 1993, Mr. John Michels of the National Association of Securities Dealers ("NASD") conferred with Ms. Elizabeth King of the Securities and Exchange Commission, and they confirmed that we are exempt from filing audited financial statements pursuant to Rule 17a-5. Mr. Michels also confirmed our exempt status with Mr. Michael Brzozowski, Senior Compliance Examiner, of the NASD District 10 Office.

Very truly yours,



Bradley C. Baker

Signed this 28th day of February, 2002 by Bradley C. Baker, known personally to me as Vice President and Director of Mark Ross & Co., Inc.



Notary Public

Notary Stamp

LISA FILLORAMO
Notary Public, State of New York
No. 02FI6006862
Qualified in Nassau County
Commission Expires May 11, 2002


RECEIVED
MAR 0 1 2002

MARK ROSS & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000
(Unaudited)

MARK ROSS & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000
(Unaudited)

CONTENTS

MARK ROSS & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000
(Unaudited)

ASSETS

	2001	2000
Cash	$ 30,765	$ 238,527
Accounts receivable	166,790	717,294
Furniture and equipment (net of accumulated depreciation of $13,423)	134,922	175,937
Leasehold improvements (net of accumulated amortization of $23,479)	110,018	102,312
Deposits	144,848	100,745
Prepaid expenses	2,096	10,296
	$ 589,439	**$ 1,345,111**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Accounts payable	$ 34,372	$ 99,005
Capital lease obligations	105,102	154,898
	139,474	253,903
Stockholders' equity:		
Common stock - $1 par value, 7500 shares authorized, 100 shares issued	100	100
Additional paid-in capital	469,010	469,010
Retained earnings (deficit)	(19,123)	622,120
Less common stock in treasury at par value	(22)	(22)
Total stockholders' equity	449,965	1,091,208
	$ 589,439	**$ 1,345,111**

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

STATEMENTS OF INCOME

DECEMBER 31, 2001 AND 2000
(Unaudited)

	2001	2000
Revenues		
Commissions	$ 7,740,711	$ 10,830,811
Expenses		
Administration fee	7,357,309	9,417,303
Rent	896,166	668,433
Licensing and registration	23,298	15,853
Depreciation and amortization	23,928	24,551
Professional services	13,553	12,819
Other	66,850	40,622
	8,381,104	10,179,581
Income (loss) before taxes	(640,393)	651,230
Income taxes	850	850
Net income (loss)	**$ (641,243)**	**$ 650,380**
Net income (loss) per share of common stock	**$ (8,221)**	**$ 8,338**

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

DECEMBER 31, 2001 AND 2000
(Unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Common Stock in Treasury
	Shares	Amount			
Balance at December 31, 1999	100	$ 100	$ 469,010	$ (28,260)	$ (22)
Net Income (Loss)				650,380	
Balance at December 31, 2000	100	100	469,010	622,120	(22)
Net Income (Loss)				(641,243)	
Balance at December 31, 2001	100	$ 100	$ 469,010	$ (19,123)	$ (22)

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

STATEMENTS OF CASH FLOWS

DECEMBER 31, 2001 AND 2000
(Unaudited)

	2001	2000
Cash flows from operating activities		
Net income (loss)	$ (641,243)	$ 650,380
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Change in accounts receivable	550,504	(452,064)
Change in furniture and equipment	41,015	(175,937)
Change in leasehold improvements	(7,706)	(102,312)
Change in deposits	(44,103)	(89,675)
Change in prepaid expenses	8,200	1,189
Change in accounts payable	(64,633)	76,785
Change in capital lease obligations	(49,796)	154,898
	433,481	(587,116)
Net cash provided by operating activities	(207,762)	63,264
Cash at beginning of period	238,527	175,263
Cash at end of period	**$ 30,765**	**$ 238,527**

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000
(Unaudited)

Note 1 - Summary of Significant Accounting Policies

(a) General

Mark Ross & Co., Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is registered as a broker-dealer in 15 states and the District of Columbia for the sale of variable life insurance, variable annuities, mutual fund shares and other insurance and financial products.

(b) Revenue Recognition

Commission revenue for variable life insurance policies is recognized as follows: For in-force policies as of the date or receipt of the premium by the insurance carrier from the policy owner. For new policies as of the later of the insurance policy issue date or the date the initial premium is credited to the policy. In some cases, a portion of the commission earned by the Company is refundable to the insurance carrier if a policy is surrendered or its face amount reduced during the first two years from the policy issue date. No provision has been made for such potential refunds in the 2001 and 2000 financial statements as the amount is considered to be immaterial.

(c) Amortization of Leasehold Improvements

Amortization of leasehold improvements is computed using the straight-line method over the remaining lease term.

(d) Assets Held under Capital Leases

Assets held under capital leases are recorded at the fair value of the leased asset at the inception of the lease. Depreciation and/or amortization expense is computed using the straight-line method over the period of the related lease.

(e) Taxes

The Company, with the consent of its shareholder, has elected under both the Internal Revenue Code and New York State tax law to be an S corporation. In lieu of corporation income taxes, a shareholder of an S corporation is taxed on its proportionate share of the Company's taxable income. Therefore, no provision for Federal or New York State income taxes has been included in the financial statements. A provision has been made for taxes payable to states in which the Company is required to file tax returns.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 and 2000 the Company had net capital of $58,081 and $701,918, respectively which was $48,783 and $684,991 in excess of its required net capital of $9,298 and $16,927, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 and 2000 was 2.4 to 1 and .36 to 1, respectively.

Note 3 - Provision for Taxes

The provision for state taxes at each of December 31, 2001 and 2000 is $850. This represents state income or minimum franchise taxes payable in certain jurisdictions where the Company is qualified to do business and is subject to such taxes at the corporate level.

Note 4 - Net Income (Loss) Per Share

Net income (loss) per share of common stock was computed by dividing the net income by the weighted average number of shares outstanding for the year (2001 and 2000 - 78 shares).

Note 5 - Related Party Transactions

The Company conducts certain significant transactions with a related corporate entity. The related entity provides the Company with certain specialized software, administrative services and facilities for which Mark Ross & Co., Inc. pays an administration fee. The administration fees for the years ended December 31, 2001 and 2000 were $7,357,309 and $9,417,303, respectively.

Supplemental Information

Year Ended December 31, 2001 and 2000
(Unaudited)

MARK ROSS & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001 AND 2000 (Unaudited)

	2001	2000
Total stockholders' equity	$ 449,965	$ 1,091,208
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity for net capital	449,965	1,091,208
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities	449,965	1,091,208
Deductions and/or charges:		
A. Non-allowable assets	391,884	389,290
B. Secured demand note deficiency		-
C. Commodity futures contracts and spot commodities - proprietary charges		-
D. Other deductions and/or charges		-
Net capital before haircuts on securities positions	58,081	701,918
Haircuts on securities [computed, where applicable, pursuant to Rule 15c3-1(f)]		
A. Contractual securities commitments		-
B. Deficit in securities collateralizing secured demand notes		-
C. Trading and investment securities		-
1. Exempted securities		-
2. Debt securities		-
3. Options		-
4. Other securities		-
D. Undue concentrations		-
E. Other		-
Net Capital	**$ 58,081**	**$ 701,918**

MARK ROSS & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001 AND 2000 (Unaudited)

	2001	2000
Aggregate indebtedness:		
Items included in statement of financial condition-		
Accounts payable and capital lease obligations	$ 139,474	$ 253,903
Items not included in statement of financial condition-		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
	139,474	253,903
Less adjustment based on special reserve bank accounts		-
Total aggregate indebtedness	**$ 139,474**	**$ 253,903**
Computation of basic net capital requirement:		
Minimum net capital required	**$ 9,298**	**$ 16,927**
Excess net capital at 1500%	**$ 48,783**	**$ 684,991**
Excess net capital at 1000%	**$ 44,133**	**$ 676,528**
Ratio: Aggregate indebtedness to net capital	**2.4 to 1**	**0.36 to 1**
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	**$ 58,081**	**$ 701,918**
Net capital per above (page 8)	**$ 58,081**	**$ 701,918**

MARK ROSS & CO., INC.

SCHEDULES NOT INCLUDED IN ANNUAL REPORT

DECEMBER 31, 2001 AND 2000
(Unaudited)

The following schedules are not applicable to Mark Ross & Co., Inc.:

1. Statement of Changes in Liabilities Subordinated to Claims of Creditors

   Mark Ross & Co., Inc. has no subordinated liabilities.

2. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

   Mark Ross & Co., Inc. Is exempt from the requirement under Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule 15c3-3

   Mark Ross & Co., Inc. is exempt from the requirement under Rule 15c3-3.

4. A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation

   Mark Ross & Co., Inc. has no subsidiaries.